Filed By TTM Technologies, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: TTM Technologies, Inc.
Commission File No. 333-164012
[JOINT ANNOUNCEMENT OF MARCH 25, 2010 SUBMITTED TO THE STOCK
EXCHANGE OF HONG KONG]
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness, and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of Meadville Holdings Limited or TTM Technologies, Inc. No securities of Meadville Holdings Limited or TTM Technologies, Inc. may be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933, as amended. This announcement does not constitute an offer to sell or a solicitation of an offer to buy any securities of Meadville Holdings Limited or TTM Technologies, Inc. nor shall there be any sale of any such securities in any country or jurisdiction in which any such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such country or jurisdiction.

TTM Technologies, Inc.

(incorporated in the State of Delaware
United States of America)

Top Mix Investments Limited	TTM Hong Kong Limited

(incorporated in the British Virgin Islands with	(incorporated in Hong Kong with limited liability)
limited liability)
ANNOUNCEMENT
(1) VERY SUBSTANTIAL DISPOSAL AND VERY SUBSTANTIAL ACQUISITION IN RESPECT OF THE SALE OF THE PCB BUSINESS
(2) MAJOR TRANSACTION AND CONNECTED TRANSACTION IN RESPECT OF THE SALE OF THE LAMINATE BUSINESS
(3) VOLUNTARY WITHDRAWAL OF LISTING
(4) DEREGISTRATION FROM THE CAYMAN ISLANDS AND CONTINUATION IN THE BRITISH VIRGIN ISLANDS
(5) PROPOSED DISTRIBUTION BY WAY OF DIVIDEND
PRC ANTI-MONOPOLY, FULFILLMENT OF CERTAIN CONDITIONS TO COMPLETION OF THE TRANSACTIONS, APPLICATION FOR WITHDRAWAL OF LISTING AND REVISED EXPECTED TIMETABLE

PRC ANTI-MONOPOLY
TTM and Meadville are pleased to announce that on Wednesday, 24 March 2010, the Anti-Monopoly Bureau of the Ministry of Commerce of the PRC completed its review and informed TTM that it has no objection to the Transactions. No objection by the anti-monopoly authority in the PRC within the relevant period is one of the conditions for completion of the PCB Sale.
FULFILLMENT OF CERTAIN CONDITIONS TO COMPLETION OF THE TRANSACTIONS
PCB Sale Conditions (a), (b), (c), (f), (g), (j) and (k) and Laminate Sale Conditions (a) and (b) have been fulfilled and the remaining PCB Sale Conditions and the remaining Laminate Sale Conditions are expected to be fulfilled (or, if applicable, waived) on completion of the PCB Sale and the Laminate Sale, which is expected to take place on Friday, 9 April 2010.
Shareholders and potential investors should be aware that the Proposal is subject to the relevant conditions set out in the Circular being fulfilled (or, if applicable, waived) and may or may not be completed or effected, as the case may be. Shareholders and potential investors are advised to exercise caution when dealing in Meadville Shares.
APPLICATION FOR WITHDRAWAL OF LISTING
An application has been made to the Stock Exchange for the withdrawal of the listing of the Meadville Shares on the Stock Exchange. The withdrawal of listing of the Meadville Shares from the Stock Exchange is expected to become effective at 9:30 am on Monday, 19 April 2010. Shareholders and investors will be notified by way of an announcement of the withdrawal of the listing of Meadville Shares on the Stock Exchange.
REVISED EXPECTED TIMETABLE
The revised expected timetable for the Proposal is set out in this announcement.
Shareholders and potential investors should note that the revised expected timetable is subject to change. Further announcement(s) will be made in the event of such change.
INTRODUCTION
Reference is made to the circular jointly issued by Top Mix Investments Limited, TTM Technologies, Inc., TTM Hong Kong Limited and Meadville Holdings Limited in relation to the Proposal on 11 February 2010 (the “Circular”). Terms defined in the Circular have the same meaning when used in this announcement unless the context otherwise requires.
Reference is also made to the announcements issued by Top Mix, TTM, TTM HK and Meadville in relation to the results of the EGM on 9 March 2010 (the “EGM Results Announcement”) and the delay in timetable announcement on 15 March 2010 (the “Delay in Timetable Announcement”), respectively.

PRC ANTI-MONOPOLY
TTM and Meadville are pleased to announce that on Wednesday, 24 March 2010, the Anti-Monopoly Bureau of the Ministry of Commerce of the PRC completed its review and informed TTM that it has no objection to the Transactions. No objection by the anti-monopoly authority in the PRC within the relevant period is one of the conditions for completion of the PCB Sale.
FULFILLMENT OF CERTAIN CONDITIONS TO COMPLETION OF THE TRANSACTIONS
As disclosed in the Circular, PCB Sale Conditions (f), (j) and (k) have been fulfilled. As disclosed in the EGM Results Announcement, all resolutions proposed at the EGM were passed and, therefore, PCB Sale Conditions (a) and (b) and Laminate Sale Conditions (a) and (b) have also been fulfilled. Further, as disclosed in the Delay in Timetable Announcement, as the proposal to approve the issuance of new TTM Shares was passed at the TTM’s special meeting of stockholders held on 12 March 2010 (Pacific Standard Time), PCB Sale Condition (c) has also been fulfilled. In relation to PCB Sale Condition (g), early termination of the waiting period to the consummation of the Transactions under the Hart-Scott-Rodino Antitrust Improvement Act of the United States has been granted by the Federal Trade Commission of the United States as set out under the sub-heading “Conditions of the PCB Sale” in the letter from the Meadville Board contained in the Circular, and, as set out above, the Anti-Monopoly Bureau of the Ministry of Commerce of the PRC has informed TTM that it has no objection to the Transactions. Therefore, PCB Sale Condition (g) has been fulfilled.
As at the date of this announcement, PCB Sale Conditions (a), (b), (c), (f), (g), (j) and (k) and Laminate Sale Conditions (a) and (b) have been fulfilled. The remaining PCB Sale Conditions (d), (e), (h), (i) and (l) to (t) and the remaining Laminate Sale Conditions (c) to (f) are conditions that by their terms are to be satisfied upon completion of the PCB Sale or the Laminate Sale (as the case may be).
The respective parties to the PCB Agreement and the Laminate Agreement have agreed to move forward the Completion Date for the PCB Sale and the Laminate Sale to the date which is nine Business Days following the satisfaction or wavier of all the PCB Sale Conditions and the Laminate Sale Conditions (other than those PCB Sale Conditions and Laminate Sale Conditions that by their terms are to be satisfied on completion of the PCB Sale and Laminate Sale respectively, but subject to the satisfaction or wavier of such PCB Sale Conditions and Laminate Sale Conditions). Accordingly, all of the PCB Sale Conditions and the Laminate Sale Conditions are expected to be fulfilled (or, if applicable, waived) on the Completion Date, which is expected to be on Friday, 9 April 2010 and an announcement that the Transactions have been completed will be made.
Shareholders and potential investors should be aware that the Proposal is subject to the relevant conditions set out in the Circular being fulfilled (or, if applicable, waived) and may or may not be completed or effected, as the case may be. Shareholders and potential investors are advised to exercise caution when dealing in Meadville Shares.
If the relevant conditions have not been fulfilled (or, if applicable, waived) on or before the Long Stop Date, the Transactions may be terminated unless the Long Stop Date is extended to a date on or before the Termination Date in accordance with the terms of the PCB Agreement and the Laminate Agreement, respectively.

If the Transactions are not completed by the Termination Date, the Proposal will lapse. If the Proposal lapses, Meadville Shares will remain listed on the Stock Exchange.
APPLICATION FOR WITHDRAWAL OF LISTING
An application has been made to the Stock Exchange for the withdrawal of the listing of the Meadville Shares on the Stock Exchange. Such application is subject to the Stock Exchange being satisfied with compliance with the applicable Listing Rules requirements.
The withdrawal of listing of the Meadville Shares from the Stock Exchange is expected to become effective at 9:30 am on Monday, 19 April 2010. Shareholders and investors will be notified by way of an announcement of the withdrawal of the listing of Meadville Shares on the Stock Exchange.
REVISED EXPECTED TIMETABLE
The revised expected timetable to implement the Proposal is as follows:

Completion of the Transactions (1)	Friday, 9 April 2010

Announcement of completion of the Transactions and conditional declaration of the Proposed Distribution by the Meadville Board	Friday, 9 April 2010

Last day of dealings in Meadville Shares on the Stock Exchange (2)	Monday, 12 April 2010

Latest time for lodging transfers of Meadville Shares to qualify for entitlements for the Proposed Distribution and under the Winding-up Proposal	4:00 pm on Thursday, 15 April 2010

Register of members closed for determination of Shareholders’ entitlement for the Proposed Distribution and under the Winding-up Proposal	Friday, 16 April 2010 onwards

Announcement of the withdrawal of the listing of Meadville Shares on the Stock Exchange	Friday, 16 April 2010

Effective date for the withdrawal of listing of Meadville Shares on the Stock Exchange	9:30 am on Monday, 19 April 2010

Latest time for lodging the Form of Election (3)	4:00 pm on Thursday, 22 April 2010

Record Date for the Proposed Distribution and the Winding-up Proposal (4)	Friday, 23 April 2010

Effective date on which Meadville is de-registered in the Cayman Islands and continued as a BVI business company in the BVI (5)	on or before Tuesday, 4 May 2010

Effective date of the Proposed Distribution (6)	Wednesday, 5 May 2010

Latest date for posting of cheques for cash payment pursuant to the Proposed Distribution to the Shareholders (7)	Thursday, 13 May 2010

Long Stop Date (8)	Monday, 31 May 2010

Termination Date (9)	Wednesday, 30 June 2010

Announcement of the average sale price of the TTM Shares sold through the Dealing Facility and the net cash amount to be distributed to Shareholders who elected or who are deemed to have elected option (c) on the Form of Election on or before Wednesday, 21 July 2010

Latest date for posting of cheques for the net cash amount to be distributed to Shareholders who elected or who are deemed to have elected option (c) on the Form of Election	Friday, 30 July 2010

Unless otherwise specified, all time references set out above are to Hong Kong time.
Meadville will separately announce the proposed timetable for the Winding-Up Proposal in the Hong Kong Economic Times and the South China Morning Post, as well as on its website (http://www.meadvillegroup.com).

Notes:

(1)	An announcement will be made by Meadville when the Transactions have been completed.

(2)	There are three Business Days from the last day of dealings in Meadville Shares on the Stock Exchange to the latest time for lodging transfers of Meadville Shares to qualify for entitlements to the Proposed Distribution and under the Winding-up Proposal, in order to allow sufficient time for clearing and settlement of dealings in Meadville Shares on the last day of trading to enable purchasers of Meadville Shares on the last day of trading to qualify for the entitlements to the Proposed Distribution and under the Winding-up Proposal.

(3)	The Form of Election must be lodged, by hand or by post, with the Registrar, Tricor Investor Services Limited, at 26th Floor, Tesbury Centre, 28 Queen’s Road East, Wan Chai, Hong Kong, as soon as possible and in any event no later than the Election Deadline. Any Shareholder who does not return a duly completed and signed Form of Election with the Registrar on or before the Election Deadline will be deemed to have elected option (c) on the Form of Election.

(4)	The Proposed Distribution will not be made and the Winding-up Proposal will not proceed if the Transactions are not completed, or if the listing of Meadville Shares on the Stock Exchange is not withdrawn or the Deregistration and Continuation is not completed.

(5)	An announcement will be made by Meadville when the Deregistration and Continuation is completed.

(6)	This is the date on which the Proposed Distribution is expected to be made and the cheques for cash payment pursuant to the Proposed Distribution will be posted to Shareholders as soon as possible thereafter but in any event on or before Thursday, 13 May 2010.

(7)	This assumes that the effective date of the Deregistration and Continuation is Tuesday, 4 May 2010 and that the cheques will be despatched as soon as possible but in any event within 10 days of this date.

(8)	If the relevant conditions set out in the Circular have not been fulfilled (or, if applicable, waived), by Monday, 31 May 2010, the Transactions may be terminated unless the Long Stop Date is extended. An announcement will be made stating the lapse of the Proposal (if the Transactions are terminated) or, if the Long Stop Date has been extended, the revised Long Stop Date.

(9)	If the Transactions are not completed by Wednesday, 30 June 2010, the Proposal will lapse.
Shareholders and potential investors should also note that the above timetable is subject to change. Further announcement(s) will be made in the event of such change.

By order of the Board of	By order of the Board of	By order of the Board of	By order of the Board of
Top Mix Investments	TTM Technologies,	TTM Hong Kong	Meadville Holdings
Limited	Inc.	Limited	Limited

Tang Ying Ming, Mai	Robert E. Klatell	Kenton K. Alder	Tang Chung Yen, Tom
Director	Chairman	Director	Executive Chairman
Hong Kong, 25 March 2010
As at the date of this announcement, Mr. Tang Hsiang Chien is the ultimate controlling shareholder of Top Mix.
As at the date of this announcement, the directors of Top Mix are Mr. Tang Hsiang Chien, Mr. Tang Chung Yen, Tom and Ms. Tang Ying Ming, Mai.
As at the date of this announcement, the directors of TTM are Mr. Robert E. Klatell, Mr. Kenton K. Alder, Mr. James K. Bass, Mr. Richard P. Beck, Mr. Thomas T. Edman and Mr. John G. Mayer.
As at the date of this announcement, the directors of TTM HK are Mr. Kenton K. Alder and Mr. Steven W. Richards.

As at the date of this announcement, the Meadville Directors are:
Executive directors: Mr. Tang Hsiang Chien, Mr. Tang Chung Yen, Tom, Ms. Tang Ying Ming, Mai and Mr. Chung Tai Keung, Canice.
Independent non-executive directors: Mr. Lee, Eugene, Mr. Leung Kwan Yuen, Andrew and Dr. Li Ka Cheung, Eric.
Mr. Tang Hsiang Chien accepts full responsibility for the accuracy of the information contained in this announcement (other than that relating to the Meadville Group and the TTM Group) and confirms, having made all reasonable enquiries, that to the best of his knowledge, opinions expressed in this announcement (other than opinions expressed by the Meadville Group and the TTM Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.
The directors of Top Mix jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the Meadville Group and the TTM Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than opinions expressed by the Meadville Group and the TTM Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.
The directors of TTM jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the Meadville Group and Top Mix) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than opinions expressed by the Meadville Group and Top Mix) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.
The directors of TTM HK jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the Meadville Group and Top Mix) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than opinions expressed by the Meadville Group and Top Mix) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.
The Meadville Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the TTM Group and Top Mix) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than opinions expressed by the TTM Group and Top Mix) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

Important Information Relating to the Proposed Transaction
This document does not constitute an offer to sell or the solicitation of an offer to buy any securities of Meadville Holdings Limited (“Meadville”) or TTM Technologies, Inc. (“TTM”) or a solicitation of any vote or approval. In connection with the proposed transactions described in this document, TTM will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov, and Meadville will publish certain relevant materials on the websites of the Securities and Futures Commission at www.sfc.hk and The Stock Exchange of Hong Kong at www.hkex.com.hk. On December 24, 2009 TTM filed a preliminary Registration Statement on Form S-4 with the SEC that includes a proxy statement for the shareholders of TTM and a U.S. prospectus for Meadville and the shareholders of Meadville. Before making any voting or investment decision, TTM’s and Meadville’s shareholders and investors are urged to read the circular and proxy statement/U.S. prospectus regarding such transactions when they become available because they will contain important information. The proxy statement/U.S. prospectus and other documents that are and will be filed by TTM with the SEC are available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to TTM, 2630 S. Harbor Blvd., Santa Ana, CA 92704, Attention: Investor Relations.
Participants in Solicitation
TTM, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions described in this document. Information about the directors and executive officers of TTM is set out in TTM’s definitive proxy statement, which was filed with the SEC on March 26, 2009. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/U.S. prospectus which TTM will file with the SEC when it becomes available.